SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2006, incorporated by reference herein:

Exhibit
99.1
Release dated 16 March 2006, entitled “DEALING IN SECURITIES BY DIRECTOR”
99.2
Release dated 17 March 2006, entitled “DELAY IN LODGEMENT OF AUDIT-
REVIEWED HALF-YEARLY ACCOUNTS AND PROPOSED DELISTING”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 17, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“JSE”), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:
Hume
First Name: Robert Peter
Designation: Non Executive Director

Date of transaction:
15 March 2006
Price: R8.74
Amount:                                 1 155
Aggregate value: R10 094.70
Class: Ordinary
Interest: Indirect, Beneficial

Date of transaction:
15 March 2006
Price: R8.75
Amount:                                 2 000
Aggregate value: 17 500
Class: Ordinary
Interest:                                  Direct, Beneficial

Date of transaction:
16 March 2006
Price: R8.75
Amount:                                3 000
Aggregate value: R26 250
Class: Ordinary
Interest:                                 Direct, Beneficial

Nature: Mr Hume has purchased 6 155 ordinary shares, which constitute approximately 27.98% of his total shareholding and approximately 6.16% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the
Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
16 March 2006
Sponsor
Standard Bank

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)

DELAY IN LODGEMENT OF AUDIT-REVIEWED HALF-YEARLY ACCOUNTS AND PROPOSED
DELISTING
DRDGOLD today announces that due to delays in finalising audit-reviewed half-yearly accounts for the period ended 31 December 2005, the Australian Stock Exchange Ltd (“the ASX”) has informed the company that trading of its shares on the ASX will be suspended, effective from 17 March 2006.
The requirement to prepare audit-reviewed half-yearly accounts is an ASX requirement and is not a requirement of the other major stock exchanges on which DRDGOLD is listed. To ensure that trading in the company’s shares remains fully informed, DRDGOLD has released its unaudited half-yearly financial statements for that period.

The delay in finalising the audit review of DRDGOLD’s half-yearly accounts with the ASX is regrettable, and is primarily due to transitional issues associated with International Financial Reporting Standards, which has been complicated by recent corporate restructurings undertaken by the DRDGOLD group of companies. DRDGOLD intends to lodge its audit-reviewed half-yearly accounts with the ASX in the next few weeks, at which time DRDGOLD will request the suspension on trading in DRDGOLD shares on ASX be lifted.

The suspension from trading relates to trading in DRDGOLD shares on the ASX. It does not affect trading in DRDGOLD shares on the other major stock exchanges on which DRDGOLD is listed, including the JSE Limited, NASDAQ and the LSE.

DRDGOLD also announces that following very low historical trading levels of its shares on the ASX, the company intends to refocus on its African operations and seek removal from the official list of the ASX.
DRDGOLD will provide further details on its proposed delisting from ASX shortly.

For further information, please contact:

Ilja Graulich
Investor Relations and Media
DRDGOLD Limited
+27 11 219 8717 (office)
+27 83 604 0820 (mobile)

Johannesburg
17 March 2006